UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐      No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐      No  ☒

GRUPO SUPERVIELLE S.A.

Item
1.	Press Release: Grupo Supervielle S.A. Reports 3Q16 Consolidated Results

Grupo Supervielle S.A. Reports 3Q16 Consolidated Results

Net Income up 126% YoY and 160% QoQ as Supervielle Executes on Growth Strategy

Buenos Aires, November 9, 2016 - Grupo Supervielle S.A. (NYSE: SUPV; BASE: SUPV), (“Supervielle” or the “Company”) a universal financial services group headquartered in Argentina with a nationwide presence, today reported unaudited results for the three and nine-month periods ended September 30, 2016. All figures presented throughout this document are expressed in nominal Argentine pesos (AR$) and all financial information has been prepared in accordance with Argentine Banking GAAP.

Third Quarter 2016 Highlights

•                  Net income of AR$436.4 million, up 126.1% YoY, and 159.9% QoQ. ROAA of 4.0% in 3Q16, compared to 2.8% in 3Q15 and 1.8% in 2Q16. ROAE of 28.6% in 3Q16, despite equity base more than doubling in late May’ 16 following the capital increase from the Initial Public Offering (“IPO”). This compares with 36.7% in 3Q15 and 15.6% in 2Q16.

•                  Total gross loans, including the securitized loan portfolio, increased 48.1% YoY and 13.0% QoQ to AR$33.3 billion. Total balance sheet loans grew at a higher rate of 59.1% YoY and 15.8% QoQ, reflecting a slowdown in securitization.

•                  NIM expanded 160 bps YoY to 20.5% in 3Q16, from 18.9% in 3Q15, and increased 10 bps from 20.4% in 2Q16.

•                  Non-performing loan ratio declined 10 bps to 3.0% in 3Q16 from 3.1% in 3Q15 and 2Q16.

•                  The efficiency ratio improved to 62.5% in 3Q16 from 74.0% in 3Q15 and 72.1% in 2Q16.

•                  Equity to Asset ratio of 14.4% in 3Q16 compared to 7.2% in 3Q15 and 14.6% in 2Q16.

CEO Message

Commenting on the results for the quarter, Patricio Supervielle, Grupo Supervielle’s Chairman and CEO, noted: “We delivered solid profitable growth in the quarter, achieving a 160% sequential increase in net income as we continued to deploy the capital raised in our IPO last May, doubling industry loan growth for the second consecutive quarter and further reducing high cost debt. Importantly, loan growth was achieved while starting to see early signs of reversal in asset quality deterioration.”

“Our loan book expanded by 13% quarter-on-quarter and exceeded inflation. Growth continued to be largely driven by corporate loans as we leveraged existing client relationships and our strong value proposition. Retail loans doubled the growth rate achieved in the second quarter of the year, despite a more challenging than anticipated economic environment in 2016.”

“Results were underpinned by a resilient net interest margin which stood at 20.5% despite lower interest rates, and by a higher operating leverage as we continue to increase the number of loans per branch. This led to a 960 basis point improvement in the efficiency ratio, reaching 62.5% in the quarter.”

“Given the solid results achieved to-date and our view for the remainder of the year, we confirm our expectation of achieving an increase in net income of between 78 -108% in 2016 as compared to the prior year, despite the more challenging and volatile macroeconomic framework.  We expect sustainable economic growth to resume in 2017 and remain committed to continue executing our strategic plan which capitalizes on the strong growth potential we see in our business segments — particularly SMEs, middle market, retail and consumer finance as economic growth recovers. We are also fully committed to further leverage our current network and over two million customer base,” concluded Mr. Supervielle.

Financial Highlights & Key Ratios

Calculated on a daily basis.

(1)         Total Portfolio: Loans and Leasing before Allowances, Including Securitized Portfolio.

(2)         On Balance Sheet Loans/Total Deposits.

(3)         This ratio applies only to the Bank and CCF on a consolidated basis.

(4)         Includes $620 million Tier1 Capital retained at the holding company level available for injection in subsidiaries.

(5)         Source: City of Buenos Aires

3Q16 Earnings Call Dial-In Information

Hosted by:	Patricio Supervielle, Chief Executive Officer & Chairman of the Board of Directors
Jorge Ramirez, Vice Chairman of the Board of Directors
Alejandra Naughton, Chief Financial Officer
Ana Bartesaghi, Treasurer & Investor Relations Officer

Date:	Thursday, November 10, 2016
Time:	9:00 AM (US ET); 11:00 AM (Buenos Aires Time)
Dial-in Numbers:	1-877-407-0789 (U.S. and Canada), 1-201-689-8562 (International), 0-800-756-3429 (U.K), or 0800-444-6247 (Argentina)
Webcast:	http://public.viavid.com/index.php?id=121828
Replay:	From Thursday, November 10, 2016 at 12:00 pm US ET through Thursday, November 24, 2016 at
11:59 pm US ET. Dial-in number: +1-844-512-2921 (U.S./Canada) or +1-412-317-6671 (international).

REVIEW OF CONSOLIDATED RESULTS

Supervielle offers financial products and services mainly through Banco Supervielle (the “Bank”), a universal commercial bank, and Cordial Compañía Financiera (“CCF”), a consumer finance company which is consolidated with the Bank’s operations. The Bank and CCF, Supervielle’s main asset, comprised 86.8% and 8.8% respectively of total assets as of 3Q16. Supervielle also operates Tarjeta Automática, a consumer finance distribution network operating mainly in the south of Argentina; Cordial Microfinanzas, a microfinance institution; Supervielle Seguros, an insurance company; Supervielle Asset Management; and Espacio Cordial, a retail company cross-selling related non-financial products and services.

Net Income & Profitability

Net income in 3Q16 increased 126.1% or AR$243.4 million YoY to AR$436.4 million, and 159.9% or AR$268.5 million QoQ.

The 126.1% YoY rise was mainly driven by the following increases:

•                  83.3% in gross financial margin to AR$1.6 billion, from AR$854.4 million,

•                  360.4% in income from insurance activities to AR$194.0 million, from AR$42.1 million, and

•                  19.0% in net service fee income to AR$635.4 million, from AR$533.8 million.

These YoY contributions to net income were partially offset by:

•                  41.3% increase in administrative expenses to AR$1.5 billion from AR$1.1 billion,

•                  165.3% increase in loan loss provisions to AR$261.4 million from AR$98.5 million, and

•                  78.4% increase in income tax to AR$187.9 million from AR$105.3 million.

The 159.9% QoQ increase was mainly due to the following factors:

•                  20.1% increase in gross financial margin to AR$1.6 billion, from AR$ 1.3 billion,

•                  18.0% increase in income from insurance activities to AR$194.0 million, from AR$164.4 million,

•                  14.4% increase in net service fee income to AR$635.4 million, from AR$555.3 million, and

•                  11.7% decrease in loan loss provisions to AR$ 261.4 million, from AR$ 295.9 million.

These were partially offset by:

•                  2.6% increase in administrative expenses or AR$37.6 million to AR$1.5 billion, and

•                  69.5% increase in income tax to AR$187.9 million, from AR$110.9 million.

ROAA increased to 4.0% in 3Q16 compared to 2.8% in 3Q15 and 1.8% in 2Q16. The recovery in ROAA reflects the Company’s profitable growth and operational leverage.

ROAE was 28.6% in 3Q16 compared to 36.7% in 3Q15 and 15.6% in 2Q16. ROAE recovered substantially compared to 2Q16 as the prior quarter reflected the temporary dilution that resulted from the capital raised in the Company’s IPO on May 19, 2016.

Gross Financial Margin & NIM

In 3Q16, gross financial margin was AR$1.6 billion increasing by 83.3% YoY and 20.1% QoQ. Net interest margin (NIM) was 20.5% compared to 18.9% in 3Q15 and 20.4% in 2Q16. Net financial margin reached 19.0% compared to 18.5% in 2Q16 and 16.0% in 3Q15.

The 83.3% YoY increase in gross financial margin was mainly driven by the following factors:

•                  A 54.3%, or AR$11.6 billion increase in average earning assets, while average interest bearing liabilities including low or non-interest bearing deposits rose 41.7%, or AR$9.3 billion (including a 53.5% increase or AR$ 5.3 billion in low cost savings accounts and non-interest bearing checking accounts).

•                  A 23 basis points increase in the average interest rate earned on assets, while interest paid on interest bearing liabilities and low or non-interest bearing deposits decreased 30 basis points.

The YoY performance is explained by the following factors:

•                  The removal by the new Central Bank authorities in mid-December 2015 of interest rates caps and floors in place during 2015,

•                  The replacement of certain high-interest bearing liabilities with IPO proceeds, and

•                  A reduction commencing April 7, 2016, in the monthly contribution rate banks are required to pay to fund the Deposits Guarantee Fund from 0.06%, returning to the original 0.015% of the monthly average of the daily deposits balance.

This was partially offset by:

•                  A 110 basis points increase in the Buenos Aires Deposits of Large Amount rate (“Badlar”) and the consequent increase in cost of funds, mainly at the consumer finance business, and

•                  Higher regulatory reserve requirements set by the Central Bank in place since June 2016, up 3% for time deposits and 5% for current accounts.

The 20.1% QoQ increase in gross financial margin was mainly due to the combination of the following factors:

•                  A 17.4%, or AR$4.9 billion, increase in average earning assets, while average bearing liabilities rose 10.4%, or AR$3.0 billion, (including a 15.2% increase, or AR$2.0 billion in low cost savings accounts and non-interest bearing checking accounts).

•                  A 126 basis points decrease in average interest rate earned on total loans.. A 495 basis points increase in the average rate on personal loans was more than offset by the lower average interest rate on the Corporate Segment portfolio, mainly in foreign trade and US dollar denominated loans.

•                  Lower revenues from the investment portfolio resulting from the decrease in the average balance and interest rate of Lebacs, and lower trading desk results.

•                  A 270 basis points decrease in the average interest rate paid on interest bearing liabilities, following the declining trend in the Badlar rate in the period.

•                  Higher regulatory reserve requirements mentioned above effective since June 2016.

Financial Income

Financial income rose by 60.3% YoY to AR$2.8 billion in 3Q16 and 8.5% QoQ.

The YoY rise in financial income mainly reflected the following increases:

•                  54.1% in the average loan portfolio and 114 basis points in the average interest rate, and

•                  AR$ 71.2 million income due to exchange rate differences of foreign currency.

The YoY rise in the average loan portfolio, which represents 85.9% of the average balance of Supervielle’s interest earning assets, primarily reflects the following increases in average balances:

•                  311.0% in foreign trade and US dollar denominated loans,

•                  55.0% in overdrafts,

•                  47.7% in personal loans (including the securitized personal loans portfolio, the average balance of personal loans increased 28.4%),

•                  31.8% in credit card loans, and

•                  31.6% in corporate unsecured loans.

The average interest rate on total loans rose 114 basis points to 33.4% in 3Q16, from 32.3% in 3Q15, driven by higher average interest rates on personal loans, promissory notes overdrafts and corporate unsecured loans.

The 8.5% QoQ rise in financial income was primarily the result of:

•                  A 20.1% increase in the average balance of total loans while the average interest rate declined 126 basis points, partially offset by

•                  A 17.3% decrease in the average balance of the investment portfolio together with lower yields mainly explained by the decline in the Lebac rate.

The 20.1% expansion in the average balance of the loan portfolio is mainly explained by the following increases:

•                  171.0% in foreign trade and US dollar denominated loans,

•                  26.8% in promissory notes,

•                  17.8% in overdrafts,

•                  11.8% in corporate unsecured loans, and

•                  10.5% in personal loans (including the securitized personal loans portfolio, the average balance of personal loans increased 6.0%).

Higher foreign trade and US dollar denominated loans, promissory notes and overdrafts reflect the growth achieved in the Company’s Corporate Segment  portfolio since de IPO. The increase in the personal loans portfolio was mainly driven by growth in the Consumer Finance Segment, and to a lesser extent in the Retail Segment.

The average interest rate on the total loan portfolio was 33.4% compared with 34.7% in 2Q16. Increases of 495 bps and 153 bps in the average rate of personal loans and corporate unsecured loans, respectively, were offset by decreases of 202 bps and 366 bps in the average rate of promissory notes and overdrafts, respectively.

The QoQ decrease in the average balance of the investment portfolio was mainly explained by the 59.3% decrease in the average balance in holdings of securities issued by the Argentine Central Bank (“Lebacs”), reflecting the reduction in holdings of these securities in 3Q16 to fund loan portfolio growth. As a result, the average balance of the investment portfolio was 10.4% of the average interest earning assets, down from 14.8% in the previous quarter when the Company had invested a portion of the IPO proceeds in these securities.

The average yield on the investment portfolio declined to 25.6% in 3Q16, from 36.5% in 2Q16 mainly due  to the decrease in the average balance of holdings of Lebacs as well as the decline in their interest rate.

Financial Expenses

Financial expenses increased 37.8% YoY to AR$1.2 billion in 3Q16, reflecting a 41.7% increase in average bearing liabilities and low or non-interest bearing deposits, (including a 53.5% increase in low cost savings accounts and non-interest bearing checking accounts), combined with a 30 basis points decrease in the average nominal rate. Additionally, other financial expenses increased 35.2%, mainly due to higher turnover tax resulting from the increase in financial income.

The 41.7% YoY rise in average interest-bearing liabilities and low or non-interest bearing deposits to AR$31.6 billion in 3Q16 was mainly due to the following increases:

•                  53.5% or AR$ 5.3 billion, in low cost savings accounts and non-interest bearing checking accounts,

•                  28.5%, or AR$2.8 billion, in the average balance of time deposits reaching AR$12.6 billion, and

•                  38.3%, or AR$662 million, in the average balance of borrowings from other financial institutions and medium term negotiable obligations to AR$ 2.4 billion.

*Other includes: Turnover tax approx. approx. 65%, Premium on forward transactions approx. 23% Deposits Guarantee Fund approx. 10%, and others.

The average interest rate paid on interest bearing liabilities and low or non-interest bearing deposits decreased 30 basis points to 12.5 in 3Q16, from 12.8% in 3Q15, mainly reflecting:

•                  A 53.5%, or AR$ 5.3 billion, increase in the amount of low or non-interest bearing deposits, while interest bearing time deposits increased 28.5% or AR$ 2.8 billion,

•                  A 82 basis points increase in the average interest rate on time deposits to 24.6% consistent with the higher average Badlar rate, and

•                  A 470 basis points increase in the average interest rate on borrowings from other financial institutions and unsubordinated negotiable obligations.

Other expenses rose 35.2% mainly due to an increase in turnover tax (as a consequence of higher financial income), partially offset by a reduction in the monthly contribution rate that banks are required to pay to fund the Deposits Guarantee Fund.

Financial expenses declined 3.5% QoQ, as a 190 basis points decrease in the average interest rate to 12.5% was partially offset by a 10.4% increase in the average balance of total interest bearing liabilities and low & non-interest bearing deposits, while other financial expenses remained stable.The 190 basis points QoQ decline in the average interest rate was mainly driven by:

•                  A 15.2% or AR$2.0 billion increase in the average balance of low or non-interest bearing deposits, higher than the 6.3% or AR$ 965 million increase in time deposits and other higher interest bearing liabilities,

•                  A 233.7 basis points decrease in the average interest rate on time deposits to 24.6% from 26.9%, and

•                  A 633.1 basis points decrease in the average interest rate on borrowings from other financial institutions and unsubordinated negotiable obligations.

The 10.4% increase in the average balance of total interest bearing liabilities and low or non-interest bearing deposits resulted from the following increases:

•                  13.8% or AR$939 million, in the average balance of low or non-interest bearing checking and savings accounts,

•                  16.6% or AR$1.1 billion in the average balance of non-interest bearing checking accounts,

•                  5.6%, or AR$664 million, in the average balance of time deposits, and

•                  10.8%, or AR$233 million, in the average balance of borrowings from other financial institutions and medium term negotiable obligations.

Other financial expenses remained stable QoQ as higher turnover tax expenses (from higher financial income) were offset by a reduction in hedging costs. A higher proportion of foreign trade and US dollar denominated loans reduced the need to enter into forward agreements to hedge foreign currency liabilities.

Net Service Fee Income

Net service fee income for 3Q16 totaled AR$635.4 million, representing increases of 19.0% YoY and 14.4% QoQ.

The main contributors to services fee income in 3Q16 were deposit accounts and debit & credit cards, representing 27% and 34% of the total, respectively.

The 24.1% YoY rise in service fee income was driven mainly by the following increases:

•                  39.7% in credit and debit cards reflecting higher business volumes as well as an increase in fee pricing as per current Central Bank regulations. On March 21 2016, the Central Bank eliminated prior authorization requirements to charge fees for new products and other fee increases. As a transition, a 20% increase in all banking charges was authorized starting June 1, 2016, and eliminated from September 2016 onwards.

•                  32.8% in deposit account fees, reflecting the higher volume in checking and savings accounts, as well as an increase in fees charged per account following fees deregulation by Central Bank,

•                  35.5% in check administration commissions and 32.3% in loan related fees, and

•                  103.8% in Mutual fund management, mainly due to a 101.3% increase in assets under management.

Fees on insurance services amounted to AR$39.4 million decreasing by 55.3% YoY, as a result of the following regulatory changes introduced by the Central Bank:

•                  Central Bank Communication ‘‘A’’ 5795 issued on August 21, 2015 reinforcing regulations that prohibit financial institutions from charging fees and commissions related to insurance products that financial services customers purchase as accessories to financial services, regardless of whether it is a customer request or a condition set by the financial institution to access the financial service. As a result, since November 13, 2015, financial institutions may not receive remunerations or profits from such insurance products or receive remunerations or profits, directly or indirectly, from insurance companies with respect to such products.

•                  Central Bank resolution issued in March, 2016 and effective since September 1, 2016, prohibiting financial institutions from charging individuals any fee and/or charge associated with credit related insurance policies. This resolution also specifies that financial institutions must purchase life insurance on debit balances or alternatively, self-insure the risk of death and permanent total disability of their clients. As a result, Banco Supervielle and Cordial Compañía Financiera self-insure these risks and since September 1, 2016 do not contract new credit related insurances.

Financial Agent fees charged to the Province of San Luis declined to AR$4.1 million in 3Q16 from AR$20.8 million in 3Q15.  This is due to the relinquishment by Banco Supervielle of its right to receive an “agency” fee from the Province of San Luis for any services rendered as financial agent of the Province commencing July 1, 2016. See “Relevant Events” for additional details.

The 12.0% QoQ rise in service fee income is explained by the following increases:

•                  19.0% in credit and debit cards, and 10.8% in deposit account commissions, jointly AR$ 73.6 million, driven both by higher business volumes and by the increase in fee pricing following the full deregulation of fees starting September, 2016,

•                  37.6% or AR$35.8 million in other fees mainly explained by higher volume of foreign trade transactions,

•                  40.3% or AR$ 12.8 million increase in loan related fees reflecting higher loan portfolio origination, and

•                  34.4% or AR$ 10.7 million in Mutual fund management, mainly driven by a 24.1% increase in assets under management.

This performance was partially offset by:

•                  a 18.8% or AR$9.1 million decrease in insurance fees resulting from abovementioned Central Bank resolution effective September 1, 2016,

•                  a 9.3% or AR$4.7 million decrease in check administration commissions, and

•                  an 83.4% or AR$21.0 million decrease in Financial Agent fees charged to the Province of San Luis due to the above mentioned amendment to the agreement with this Province.

Services fee expenses increased 37.5% YoY to AR$275.0 million in 3Q16, primarily due to higher commissions paid driven by increases in business volumes, and turnover taxes, as well as expenses and promotions related to credit cards issued by the Bank and CCF.

On a QoQ basis, service fee expenses rose 6.7%, as a consequence of i) a 33.1% increase in fees on promotions related to credit cards issued by the Bank, ii) a 3.7% increase in fees on other commissions, and iii) an 8.6% increase in turnover taxes.

Income from Insurance Activities

Income from insurance activities includes insurance premiums, net of insurance reserves and production costs. Supervielle Seguros began issuing its first policies in October 2014 but starting with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By the end of 2015, it began issuing credit-related policies substantially growing its business since then, partly through the growth of the loans and credit card portfolio balances and partly through the migration of some of the portfolio previously booked in a third party insurance company. However, as mentioned above, since September 1, 2016 both Banco Supervielle and Cordial Compañía Financiera are self-insuring against these risks and no longer contract new credit related insurances as mentioned before.

Income from insurance activities for 3Q16 amounted to AR$194.0 million, representing increases of a 360.4% YoY and 18.0% QoQ.

In terms of gross written premiums, credit-related policies, such as life insurance and total and permanent disability insurance for debit balances rose 25.0% in the quarter. Other non-credit related policies, such as protected bag insurance rose 45.3% YoY and 3.9% in the quarter, while policies related to life insurance grew by 51.8% YoY and 11.6% QoQ.

Loan Loss Provisions

Loan loss provisions totaled Ps.261.4 million in 3Q16, up 165.3% YoY but down 11.7% QoQ.

The 165.3% YoY increase reflects the 59.1% growth of the loan portfolio, and an increase in the deterioration in asset quality in the first months of 2016, particularly in the Company’s Consumer Finance Segment when the business was impacted by the challenging and volatile economy which significantly contracted consumers’ disposable income.

Asset quality in the Consumer Finance Segment remained relatively stable in 3Q16.

The charts below show managerial information with respect to the evolution of 30-180 days delinquency rates in the Company’s Consumer Finance Segment portfolio:

(1) Lagged delinquency measures the real delinquency of the portfolio, without taking into account disbursements made in recent months. The delinquency on any one bucket is matched with the portfolio that originated such delinquency.  Thus, the delinquency ratio for the portfolio in the 30-180 delinquency bucket as of September 2016, is calculated using in the denominator the portfolio outstanding as of July 2016.

As shown in the charts above, there has been a seasonal increase in delinquency rates in the first half of every year, which then tend to decline as salary bargaining agreements catch up with inflation. In an effort to mitigate this trend, the Company quickly strengthened its collection practices and implemented preventive actions while maintaining its conservative credit scoring standards. This action appears to working this year as lagged delinquency began to decrease in July but still remains at higher levels than in previous years.

On a QoQ basis loan loss provisions declined 11.7% following the asset quality deterioration in 2Q16. The NPL ratio declined to 3.0% in 3Q16 from 3.1% in 2Q16, while allowances as a percentage of non-performing loans increased to 83.7% in 3Q16 from 83.2% in 2Q16.

Efficiency & Administrative Expenses

The efficiency ratio improved by 1,157 basis points to 62.5% in 3Q16, from 74.0% in 3Q15 and by 961 basis points  from 72.1% in 2Q16. This improvement reflects higher financial income derived from the strong growth in the loan portfolio as the Company deployed its IPO proceeds leveraging its current infrastructure.

Administrative expenses totaled AR$1.5 billion, rising 41.3% YoY mainly due to increases of 49.6% in non-personnel administrative expenses and 36.8% in personnel expenses.

The YoY rise in non-personnel administrative expenses to AR$561.7 million was mainly driven by:

•                  A 44.9% increase in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others, which amounted to AR$256.0 million in 3Q16,

•                  A 53.9% increase in taxes reflecting higher taxes on real estate, security service expenses and maintenance as well as higher tax charge on the debit and credit accounts, and

•                  A 35.9% increase in advertising and publicity expenses.

On a QoQ basis, non-personnel administrative expenses increased 1.5% mainly due to the combination of the following factors:

•                  A 10.7% increase in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others,

•                  A 38.2% increase in advertising and publicity expenses, and

•                  A 21.2% decrease in taxes reflecting one-time IPO-related taxes (non-income taxes) registered in 2Q16.

The 36.8% YoY increase in personnel expenses was mainly the result of:

•                  A 33% rise in the average salary of the Bank’s personnel, resulting from the collective bargaining agreement between Argentine banks and the labor union completed in 2Q16, as well as salary increases that were also implemented at the Company’s other subsidiaries during 2Q16, but with lower increases than the banking labor union,

•                  The increase in the employee base, and

•                  Severance payment in 3Q16.

The Company’s employee base increased by 4.2% YoY to 4,911 in 3Q16 reflecting growth at its subsidiaries, mainly the Bank. On a QoQ basis, the employee base remained stable.

The 3.2% QoQ increase in personnel expenses was mainly due to severance payment registered in the quarter

Other Income (Loss), Net

During 3Q16 Supervielle reported an AR$6 million Other Loss, net compared with other net gains of AR$30.7 million in 3Q15 and AR$ 12.1 million in 2Q16. This performance was mainly due to higher charges derived from the agreement with the Social Security National Administration (ANSES) related to senior citizen payments.

Income Tax

The corporate income tax rate in Argentina is 35%. As per Central Banks accounting regulations, Supervielle does not recognize deferred tax credits or liabilities in its main subsidiaries (the Bank and CCF). Accordingly, the effective tax rate could vary from quarter to quarter not only for non-taxable income or non-deductible expenses, but also due to the timing in which those results are recognized for tax purposes. In the longer term, the effective rate is anticipated to approximate to 35% or lower, as a portion of the Company’s income is still obtained from investments in financial trusts participation certificates, which pay income taxes at the trust level and are not taxable at the Company’s level.

Additionally, as income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity. For example, at the holding company, financial expenses could not be offset with taxable income while having debt securities outstanding and no material source of taxable income. Following the IPO, income from proceeds temporarily retained at the holding company, may allow Supervielle to more than offset financial expenses paid through this vehicle and use tax credits from previous years, which in turn are expected to lower the effective tax rate.

Income tax in 3Q16 was AR$187.9 million, above the AR$105.3 million in 3Q15 and AR$110.9 million in 2Q16. The QoQ and YoY increases were due to higher pre-tax income, partially offset by a decrease in the effective tax rate (which is equal to income tax charge divided by pre-tax income). In 2Q16 and 3Q15, the effective tax rate was impacted by the increase in loan loss reserves, which are deducted on a lagged basis from taxable income. As a result, the effective tax rate is higher for the reported quarter, which then is lowered in subsequent periods within the same fiscal year when impaired loans are recovered or otherwise allowed to be deducted.

Moreover, in 3Q16 the return on liquid investments from cash retained at the holding company level, allowed Supervielle to use tax loss carry-forwards from previous fiscal-years, thus further reducing its effective tax rate.

REVIEW OF CONSOLIDATED BALANCE SHEET

Loan Portfolio

The gross loan portfolio, including loans and financial leases on the balance sheet, amounted to AR$31.8 billion, increasing 59.1% YoY and 15.8% QoQ. Including the securitized portfolio, total gross loans amounted to AR$33.3 billion increasing by 48.1% YoY and 13.0% QoQ.

This good performance reflects the continued deployment of the May 2016 IPO proceeds. Loan growth in the quarter was mainly driven by strong demand from existing corporate customers as Supervielle leveraged its  higher capital base  to grow loans, while customers responded favorably to the Company’s  attractive value proposition and differentiated service particularly its ability to provide greater flexibility and shorter time to cash. All of these contributed to  increases of 81% YoY and 23% QoQ in corporate loans, mainly driven by trade finance loans.

Loan & Financial Leases Portfolio	sep 16	jun 16	mar 16	dec 15	sep 15	% Change QoQ	% Change YoY
On Balance Sheet							
To the non-financial public sector	**44.9**	**6.2**	**5.7**	**8.8**	**8.5**	**618.6%**	**430.9%**
To the financial sector	**366.5**	**296.1**	**156.0**	**181.7**	**3.4**	**23.8%**	
To the non-financial private sector and foreign residents (before allowances):	**29,940.4**	**25,701.1**	**21,951.9**	**20,575.1**	**18,947.1**	**16.5%**	**58.0%**
Overdrafts	2,771.9	2,470.9	2,053.7	1,634.9	1,626.0	12.2%	70.5%
Promissory notes	7,300.9	6,742.8	5,585.6	5,984.8	5,450.7	8.3%	33.9%
Mortgage loans	25.4	39.1	43.9	50.0	55.2	-35.1%	-54.0%
Automobile and other secured loans	69.4	77.2	87.1	104.5	120.8	-10.1%	-42.6%
Personal loans	9,047.0	7,550.1	7,150.2	6,018.6	5,884.8	19.8%	53.7%
Credit card loans	5,957.7	5,890.1	5,752.2	5,677.9	4,737.3	1.1%	25.8%
Foreing trade loans & U$S loans	4,048.0	2,342.2	722.5	618.4	666.9	72.8%	507.0%
Others	720.2	588.7	556.7	486.0	405.4	22.3%	77.6%
Less: allowance for loan losses	-800.6	-697.3	-528.1	-617.3	-533.7	14.8%	50.0%
Total Loans	**29,551.2**	**25,306.1**	**21,585.5**	**20,148.3**	**18,425.2**	**16.8%**	**60.4%**
Receivables from financial leases	1,374.7	1,374.0	1,147.8	1,069.8	983.0	0.1%	39.8%
Accrued interest and adjustments	25.2	32.0	21.6	20.6	14.8	-21.2%	70.9%
Less: allowance	-14.3	-17.5	-13.7	-15.4	-13.9	-18.3%	2.7%
Total Financing on Balance Sheet	**30,936.8**	**26,694.6**	**22,741.2**	**21,223.2**	**19,409.1**	**15.9%**	**59.4%**
Off Balance Sheet							
Personal loan portfolio outstanding in each of the financial trusts	1,455.3	1,969.9	1,889.6	2,533.7	2,218.6	-26.1%	-34.4%
Allowances	-57.9	-65.9	-60.2	-68.1	-79.1	-12.1%	-26.8%
Receivables from financial leases outstanding in each of the financial trusts	57.5	69.9	167.7	250.9	287.9	-17.8%	-80.0%
Allowances	-1.1	-1.3	-3.4	-6.0	-5.3	-10.1%	-78.3%
Total Financing off Balance Sheet	**1,453.8**	**1,972.7**	**1,993.8**	**2,710.5**	**2,422.1**	**-26.3%**	**-40.0%**
Total Financing on & off Balance Sheet	**32,390.5**	**28,667.3**	**24,735.0**	**23,933.8**	**21,831.2**	**13.0%**	**48.4%**

Loans to the non-financial private sector and financial leases rose by 57.1% YoY and 15.6% QoQ.

The YoY performance was mainly driven by the following increases:

•                 53.7% in personal loans,

•                 33.9% in promissory notes,

•                 25.8% in credit cards loans,

•                 70.5% in, and overdrafts, and

•                 507.0% in foreign trade and US dollar denominated loans.

The main driver behind the QoQ rise in the loan book was corporate loans as a consequence of the deployment of the capital from the IPO, reflecting the following increases:

•                 72.8% in foreign trade and US dollar denominated loans

•                 19.8% in personal loans, and

•                 12.2% in overdrafts.

The charts below show the evolution of the loan book over the past five quarters broken down by segment.

Asset Quality

The total NPL ratio decreased to 3.0% in 3Q16, from 3.1% in September 2015 and June 2016.

Allowances as a percentage of non-performing loans decreased to 83.7% as of September 2016, from 86.1% as of September 2015 and increased from 83.2% as of June 2016.

The 10 basis points YoY improvement in the total NPL ratio reflected a better performance in the Corporate Segment portfolio, which more than offset the increase reported in the consumer finance portfolio. The retail banking NPL ratio declined by 20 basis points YoY, which  reflects a change in the Company’s methodology to write-off past due retail banking loans. This more conservative approach introduced in March 2016 changed write-off policy to 270 days delinquency from 360 days.

The 10 basis points QoQ improvement in the total NPL ratio mainly reflected a better performance in the Corporate Segment portfolio, which more than offset the slight increases posted in the retail banking and Consumer Finance portfolios.

The corporate portfolio declined to 0.2% in 3Q16, from 0.5% in 2Q16 and 0.7% in 3Q15. Retail loans posted an NPL ratio of 3.8% in 3Q16, compared with 3.7% in 2Q16, and declining from 4.0% in 3Q15.

The NPL ratio for the Consumer Finance Segment was 11.4% in 3Q16, following the deterioration in asset quality in this segment experienced in 2Q16 which brought its NPL ratio to 11.1% that quarter from 9.2% in 3Q15. The challenging and volatile economy together with high inflation significantly contracted consumers’ disposable income, and consequently impacted asset quality in 2Q16.

Supervielle continues monitoring its collection practices and implements preventive actions to mitigate increases in delinquency rates as well as to collect past due loans.

(1)-includes retail and consumer finance portfolios

(2)- Total portfolio includes total loans before allowances, Unlisted corporate bonds & others and Receivables from financial leases before allowances

Funding

Total funding, including deposits, other sources of funding such as: financing from other financial institutions and negotiable obligations, as well as shareholders’ equity, increased 58.4% YoY and 8.5% QoQ.

Deposits denominated in foreign currency as of September 30, 2016 increased 298% YoY and accounted for 9.6% of total deposits compared to 3.6% in 3Q15. This YoY increase is similar to industry trends seen where total US dollar deposits increased 171% YoY and accounted for 16.2% of total deposits as of 3Q16 while they represented 7.9% as of 3Q15.

On a QoQ basis, US dollar deposits increased 3% but their share over total deposits decreased to 9.6% from 10.2%.  By contrast, the industry showed an increase of 9% in US dollar deposits and also a higher participation on total deposits of 16.2%, up from 15.3%. Supervielle’s lower share of US dollar deposits over total deposits was due to an 11% increase in AR$ deposits, compared to a 2% AR$ deposits increase in the industry.

Deposits

Total deposits amounted to AR$30.4 billion in 3Q16, increasing 47.3% YoY and 10.0% QoQ and representing 68.4% of Supervielle’s total funding sources compared to 67.5% in 2Q16. The higher share of funding sources in 3Q16 reflects the increase in deposits to fund the loan portfolio as IPO proceeds  were applied and the Company began to leverage its higher capital base.

Non or Lowcost demand deposits comprised 56% of the Company’s total deposits base (40% of savings accounts and 16% of checking accounts) as of September 30, 2016. Demand deposits represented 59% of total deposits as of June 30, 2016 and 47% as of September 30, 2015.

As a result of the importance of the Company’s sizeable deposit network franchise, retail deposits continued to represent a high portion of total deposits. As of September 30, 2016, retail deposits over total deposits were 54% compared to 59% as of 2Q16, and 58% in 3Q15.

In 3Q16, private sector deposits grew 45.6% YoY and 15.9% QoQ.

The YoY performance was due to the following increases:

•                 74.6% in savings accounts,

•                 36.1% in time deposits, and

•                 26.2% in checking accounts.

On a QoQ basis, the performance was explained by the following increases:

•                 27.6% in time deposits

•                 8.7% in saving accounts, and

•                 4.0% in checking accounts.

These YoY and QoQ increases in demand and time deposits reflect the Company’s strategy to fund loan growth by leveraging the capital raised in its IPO.

As of September 30, 2016, savings accounts denominated in AR$ and which represent 94% of total savings accounts rose 40.8% YoY and 9.0% QoQ, while the remaining increase in total saving accounts resulted from higher US dollar denominated savings accounts which represented a 6% of total savings accounts.

Other Sources of Funding and Shareholder’s Equity

As of September 30, 2016, other sources of funding and shareholder’s equity amounted to AR$14.0 billion increasing 89.7% YoY and 5.5% QoQ.

The YoY increase was explained by:

•                 A 218.5% increase in shareholder’s equity primarily reflecting the proceeds from the Company’s IPO in May 2016 as well as retained earnings,

•                 A 63.0% growth in subordinated loans and negotiable obligations mainly reflecting the impact of the peso devaluation against U.S. dollar denominated and U.S. dollar linked subordinated bonds issued by the bank, and

•                 A 112.3% growth in loans from domestic financial institutions, granted mainly to CCF, the consumer finance subsidiary.

The QoQ increase was explained by:

•                 A 23.9% increase in loans from domestic financial institutions, granted mainly to CCF, the consumer finance subsidiary, and

•                 A 6.9% increase in shareholder’s equity.

These increases were partially offset by a 16.5% decline in higher-cost negotiable obligations, mainly due to payment at maturity of Grupo Supervielle’s Corporate Notes Classes XVIII and XXI.

Foreign Currency Exposure

Assets denominated in foreign currency as of September 30, 2016 represented 16.7% compared to 8.5% in 3Q15 and 12.7% in 2Q16.

Liabilities denominated in foreign currency as of September 30, 2016 represented 12.8% compared to 7.4% in 3Q15 and 13.3% in 2Q16.

Liquidity & Capitalization

As of September 30, 2016 the total loans to total deposits ratio was 104.4% compared to 96.6% in September 2015 and 99.1 % in June 2016.

The increase in the loan to deposit ratio in the quarter reflects the Company’s strategy to fund loan growth primarily by reducing its holdings in Lebacs following the recent decline in the interest rate of these securities, before starting to take higher cost institutional deposits. Note that proceeds from the IPO were temporarily invested in Lebacs until funds were applied.

As of September 30, 2016, equity to total assets rose to 14.4%, compared to 7.2% at September 30, 2015 and 14.6% at June 30, 2016. The YoY improvement was driven by the capital injection from the IPO, while QoQ the Company began to leverage its higher capital base.

In May and June 2016, the Bank and CCF received net capital injections of AR$2.0 billion and AR$ 280 million, respectively.

In 3Q16, Banco Supervielle’s consolidated financial position showed an increased solvency level with an integrated capital of AR$5.8 billion, exceeding total capital requirements by AR$2.0 billion. This reflects utilization of the proceeds from the Company’s IPO in 2Q16 and capital injections made at the Bank and CCF.

The table below presents information about the Bank and CCF’s consolidated regulatory capital and minimum capital requirement as of the dates indicated:

As of September 30, 2016, Banco Supervielle’s Tier 1 ratio on a consolidated basis with CCF, was 11.3%, compared to 6.7% at September 30, 2015 and 12.1% at June 30, 2016.  Including the AR$ 620 million funds from the IPO proceeds retained at the holding company which are available for further capital injections in its subsdiaries, the consolidated pro-forma TIER1 Capital ratio stood at 12.6%.

As of September 30, 2016, Banco Supervielle’s total capital ratio on a consolidated basis with CCF was 13.0% compared to 8.5% in the same period of 2015 and 14.0% at June 30, 2016.

Total Capital (In millions of Argentine Ps.)	sep 16	jun 16	mar 16	dec 15	sep 15
Tier 1 Capital					
Paid in share capital common stock	638.3	456.1	456.1	456.1	456.1
Irrevocable capital contributions	-	2,233.0	-	-	-
Share premiums	2,058.9	8.1	8.1	8.1	8.1
Disclosed reserves and retained earnings	2,248.4	2,248.4	2,248.4	1,631.0	1,631.0
Non-controlling interests	30.6	30.3	16.0	14.2	14.1
100% of results	248.4	148.0	-	358.9	156.7
50% of positive results	141.4	50.2	74.0	129.3	101.1
Sub-Total: Gross Tier I Capital	5,366.0	5,174.2	2,802.6	2,597.5	2,367.0
Deduct:					
All Intangibles	266.6	255.9	242.3	249.4	223.2
Pending items	19.9	24.5	17.9	23.5	18.1
Other deductions	11.4	9.5	13.3	18.8	15.1
Total Deductions	297.9	290.0	273.5	291.7	256.3
Sub-Total: Tier I Capital	5,068.1	4,884.2	2,529.1	2,305.9	2,110.7
Tier 2 Capital	-	-	-	-	-
General provisions/general loan-loss reserves 50%	329.4	268.8	243.2	221.6	204.5
Subordinated term debt	439.9	498.7	486.6	441.1	352.7
Sub-Total: Tier 2 Capital	769.3	767.5	729.7	662.7	557.2
Total Capital	5,837.4	5,651.7	3,258.8	2,968.6	2,667.9
Credit Risk weighted assets	35,378.4	31,759.4	27,217.8	25,248.7	22,684.7
Risk weighted assets	44,959.9	40,341.7	35,161.2	34,314.6	31,300.3
Tier 1 Capital / Risk weighted assets[1]	**11.3%**	**12.1%**	**7.2%**	**6.7%**	**6.7%**
Regulatory Capital / Credit risk weighted assets[1]	**16.5%**	**17.8%**	**12.0%**	**11.8%**	**11.8%**
Regulatory Capital / Risk weighted assets[1]	**13.0%**	**14.0%**	**9.3%**	**8.7%**	**8.5%**

(1) Tier1 Capital / Risk weighted assets does not include $620 million tier1 capital retained at the holding company level, that is available for injection in subsidiaries.It only includes capital at the Consolidated Bank level. Tier 1 proforma (including $620 million at the holding company) stood at 12.6% as of September 30, 2016.

RESULTS BY SEGMENT

Overview

Supervielle conducts its business through the following operating segments: Retail Banking, Corporate Banking, Treasury, Consumer Finance, Insurance, and Asset Management & Other Services.

Net Revenue Breakdown

In 3Q16, the Retail Segment represented 56.1% of total revenues, compared to 62.5% in 3Q15 and 59.2% in 2Q16. The Corporate Segment represented 13.0% of total revenues in 3Q16 compared to 14.9% in 3Q15 and 11.6% in 2Q16.

The Insurance Segment, a business that began operations in 4Q14, increased its share of total revenues to 7.0% in 3Q16 from to 2.6% in 3Q15 and 6.6% in 2Q16.

Net Income Breakdown

In 3Q16, the Corporate Segment represented 26.8% of net income, compared to 16.1% in 2Q16 and 35.2% in 3Q15. The Retail Segment represented 31.7% of net income in 3Q16 compared to 17.4% in 2Q16 and 39.3% in 3Q15. The volatility in net income from the Corporate and Retail Segments reflects the Company’s methodology to distribute income for treasury funds.

Retail Banking Segment

Through the Bank, Supervielle offers its retail customers a full range of financial products and services, including personal loans, deposit accounts, purchase and sale of foreign exchange and precious metals and credit cards, among others.

Net income rose 40.8% YoY reaching AR$129.6 million. This YoY increase resulted mainly from a higher gross intermediation margin, which more than offset the decrease in net service fee income, as well as the increases in administrative expenses to support business growth and in loan loss provisions.

Net income increased 314.9% QoQ explained by a higher gross intermediation margin, a 18.6% increase in net service fee income and a 28.2% decrease in loan loss provisions.

In 3Q16, net revenue was AR$1.3 billion, increasing 42.8% from 3Q15 and 13.2% QoQ.

The YoY increase is mainly explained by: i) a 70.4% growth in gross financial margin, as a consequence of the combination of increases in loan volumes and interest rates on personal loans, together with lower cost deposits, partially offset by ii) a 1.5% decrease in net service fee income reflecting lower insurance fees following the regulatory changes introduced on August 21, 2015, and applicable since November 13, 2015, limiting the ability of financial institutions to receive remuneration from any insurance product that customers are obligated to purchase as a condition to access financial products and services. This offset the positive impact from the total elimination of prior authorization requirements to charge fees for new products and other fee increases starting September 2016.

The 13.2% QoQ growth in net revenue resulted from increases of 18.6% in net service fee income and 11.4% in gross financial margin. The increase in net service fee income reflects higher credit and debit cards fee income, deposit account commissions driven by higher business volumes, as well as the elimination of prior authorization requirements to charge fees for new products and other fee increases commencing September 2016. The combination of loan volume growth and higher interest rates on personal loans, as well as a lower average cost of deposits were the main factors behind the increase in gross financial margin.

Loan loss provisions amounted to AR$116.6 million in 3Q16, up 99.8% from 3Q15, but down 28.2% from 2Q16. The YoY rise is primarily due to the growth in the loan portfolio and an increase in the non-performing loan coverage ratio. On a QoQ basis, the decrease in loan loss provisions was due to a decrease in the non-performing loan coverage ratio within this segment.

Retail Banking loans reached AR$13.0 billion at September 30, 2016 increasing 35.7% YoY and 10.7% QoQ. Including the securitized loan portfolio, total loans amounted to AR$13.8 billion, up 22.0% from 3Q15 and 5.8% compared to 2Q16.

Retail Banking deposits rose 47.7% on annual basis and 5.0% versus 2Q16.

As of September 30, 2016, the Bank maintained more than 1.9 million savings accounts and more than 67,000 checking accounts. In 3Q16, the Bank also serviced more than 652,000 product bundles for senior citizens, more than 150,000 Plan Sueldo (“Payroll”) accounts and more than 40,000 high net worth customers.

Corporate Banking Segment

Through the Bank, Supervielle offers large corporations, middle market companies and small businesses a full range of products, services and financing options including factoring, leasing, foreign trade finance and cash management.

Net income increased 33.0% YoY and 280.2% QoQ to AR$109.5 million. The YoY increase was due to higher financial income resulting from increases in loan origination as a result of the deployment of the capital raised in the IPO, and in net service fee income. This was partially offset by lower income from deposits, an increase in loan loss provisions reflecting regulatory provisions on loan origination, which are accounted for at loan inception, and an increase in administrative expenses.

In 3Q16 net revenues were AR$307.4 million, up 39.0% from 3Q15 and 28.2% QoQ. The YoY increase was primarily due to the 42.3% growth in net service fee income, largely driven by fees on check administration and foreign trade loans, and a 36.6% increase in gross financial margin reflecting increases both in the volume of loans and interest rates on overdrafts and promissory notes, partially offset by lower income on deposits from treasury funds.

The QoQ increase in net revenues resulted mainly from the 60.2% rise in gross financial margin due to the strong growth achieved in corporate loans. Net service fee income increased 1.0% reflecting higher fee income related to foreign trade loans, partially offset by a decrease in fee income on receivables from financial leases and check administration.

Loan loss provisions amounted to AR$29.8 million in 3Q16, AR$28.7 million higher than the AR$1.1 million reported in 3Q15 but AR$ 26.8 million lower than the AR$ 56.6 million reported in 2Q16. The YoY increase in loan loss provisions was in line with loan growth during the period, while the QoQ decline reflects that the loan portfolio expanded at a slower pace.

The corporate loan portfolio (including loans and receivables from financial leases) rose 81.4% YoY and 23.1% QoQ to AR$14.0 billion as the Company leveraged its higher capital base to increase the average loan size per client.  Including the securitized portfolio, total loans amounted to AR$14.1 billion and increased by 75.9% YoY and 22.8% from 2Q16.

Total deposits amounted to AR$2.5 billion, a 9.3% decrease from 3Q15 reflecting the high liquidity derived from the IPO, which reduced the need to increase deposits from corporate accounts. On a sequential basis, deposits increased 6.8% QoQ as the Company resumed taking deposits from the corporate customers leveraging its higher capital base following the IPO.

Treasury Segment

The Treasury Segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs and opportunities of the Retail and Corporate Banking segments as well as its own needs and opportunities. The Treasury Segment implements the Bank’s financial risk management policies, manages the Bank’s trading desk, distributes treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients.

Net income attributable to the Treasury Segment in 3Q16 was AR$39.0 million compared to a loss of AR$5.3 million in 3Q15 and net income of AR$57.9 million in 2Q16. The 32.6% QoQ decline resulted from the reduction in the Lebacs portfolio to finance loan growth following the decline in the Lebac rate, together with lower trading desk results.

In 3Q16, net revenues were AR$134.6 million, up 392.9% from 3Q15 resulting from a 474.6% increase in gross financial margin driven by higher volume and market interest rates. On a quarterly basis, net revenues decreased 17.0% due to a 14.5% decline in gross financial margin resulting from the combination of lower trading results,  volume and market interest rates.

The Treasury Segment’s government and corporate securities portfolio was AR$2.7 billion in 3Q16, increasing 137.5% from September 30, 2015, but down 41.5% from June 30, 2016. This reflects the Company’s strategy to fund loan growth primarily by reducing its holdings in Lebacs following the recent decline in their rate, before starting to take higher cost institutional deposits. Note that proceeds from the IPO were temporarily invested in Lebacs until funds were applied.

Consumer Finance Segment

Through Cordial Compañia Financiera and Tarjeta Automatica, Supervielle offers credit card services and loans to the middle and lower-middle-income sectors. Product offerings also include consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina.

During 3Q16 this business reported Net Income of AR$10.1 million, compared with AR$33.9 million in 3Q15 and a net loss of AR$26.1 million in 2Q16.

The YoY decline was mainly driven by: i) a higher cost of funding resulting from the increase in the Badlar rate which partially offset the repricing of the loan portfolio after the lifting of interest rate caps in December 2015, and ii) an increase in loan loss provisions following the asset quality deterioration in this segment in 2Q16.

The QoQ increase in net income was mainly driven by: i) overall loan growth and higher interest rates on the Consumer Finance Segment loans, ii) a reduction in the cost of funding resulting from the decrease in the Badlar rate, and iii) partially offset by additional loan loss provisions exceeding regulatory requirements.

In 3Q16, net revenues were AR$340.1 million, up 52.0% from 3Q15. Annual increases of 65.8% in net service fee income and 44.6% in gross financial margin were the main drivers behind the YoY growth in Net revenues.

On a QoQ basis, net revenues increased 43.6% mainly due to increases of 61.5% in gross financial margin and 21.4% in Net Service Fee income.

Loan loss provisions amounted to AR$108.0 million in 3Q16, up 198.2% from 3Q15 and 40.7% from 2Q16. The YoY rise is mainly explained by the 71.4% growth in the total loan portfolio and the hike in the non-performing loan portfolio that occurred in the second quarter of 2016 when, while strict credit risk policies remained unchanged, lower consumer confidence and a weak economic environment following significant increases in utilities and public transportation fares contracted consumers’ disposable income and their ability to pay their debt installments. On a QoQ basis, the variation reflects additional loan loss provisions exceeding regulatory requirements.

Loans totaled AR$3.4 billion at September 30, 2016 increasing 71.4% YoY and 14.1% QoQ. Including the securitized loan portfolio, total loans amounted AR$3.9 billion, up 67.8% from 3Q15 and 12.6% QoQ.

Insurance Segment

Through Supervielle Seguros, Supervielle offers insurance products, with a main focus on personal accidents insurance, protected bag and life insurance, all insurance products offered to all our customers base. Supervielle Seguros offers credit related and others insurance to satisfy the needs of our customers as well.

Net income attributable to the Insurance Segment in 3Q16 was AR$78.4 million, compared to AR$11.8 million in 3Q15 and AR$65.9 million in the previous quarter, as the Company continues to expand this new business to bank assurance products previously served by other Insurance Companies.

Supervielle Seguros began issuing its first policies in October 2014 starting with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By the end of 2015, it began issuing credit-related policies substantially growing its business since then, partly through the growth of the loans and credit card portfolio balances and partly through the migration of some of the portfolio previously booked in a third party insurance company. However, as mentioned above, since September 1, 2016 both Banco Supervielle and Cordial Compañía Financiera are now self-insuring these risks and no longer contract new credit related insurances.

Gross written premiums increased by 275.5% YoY and 17.8% in the quarter.

Income from insurance activities amounted to AR$139.5 million in 3Q16, representing increases of 336.9% YoY and 9.5% QoQ.

Net revenues attributable to Supervielle Seguros in 3Q16 were AR$158.0 million, up 302.0% YoY, and 16.3% in the quarter.

Claims Paid amounted to AR$48.1 million in 3Q16, increasing by 508.9% YoY and 202.5% QoQ. The Combined ratio improved significantly YoY reaching 52.7% in 3Q16 from 70.5% in 3Q15. On a quarterly basis, the combined ratio increased from 43.1% reflecting higher claims paid in the quarter.

Asset Management & Others Segment

Supervielle offers a variety of other services to its customers, including mutual fund products through Supervielle Asset Management, microcredit financing through Cordial Microfinanzas, and non-financial products and services through Espacio Cordial.

Net income for this segment increased 121.9% YoY and 97.2% QoQ to AR$42.6 million.

In 3Q16 Net revenues were AR$96.5 million, up 105.2% from 3Q15 and 49.2% QoQ.

The YoY increase in net revenues was mainly driven by: i) the 137.1% rise in net service fee income reflecting the successful cross-selling initiatives to leverage the Company’s compelling financial product offering both through the asset management business and the non-financial products and services sold by Espacio Cordial, and ii) the 28.6% growth in gross intermediation margin mainly in the microfinance business.

The higher QoQ net revenue resulted from the 69.4% increase in gross intermediation margin driven by the improvement in the microfinance business following the decrease in its funding costs following the decline in the Badlar rate. Net revenue growth was also supported by the 45.3% increase in net service fee income resulting from increases of 34% in asset management fee income and 60% in Espacio Cordial’s fee income.

Assets under management amounted to AR$9.6 billion as of September 30, 2016 up from AR$4.8 billion as of September 2015 and AR$7.8 billion and as of June 2016.  As of September 30, 2016, Fixed Income represented 82% of assets under management.

FY 2016 GUIDANCE

Supervielle reaffirms its guidance for FY16 which is composed of the following:

(1) Includes leases and securitized portfolio

(2) Expectations represent an increase in net income ranging between 78% to 108% in FY16.

(3) The TIER 1 ratio guidance includes net funds held at the holding company.

According to the most recent available Market Expectation Survey as of September 2016, i) GDP is expected to contract by 1.7% in 2016; and ii) monthly December 2016 inflation rate is estimated to trend down to 1.6%.

This guidance assumes: i) GDP expected to contract by 1.5% in 2016 (Source: Market Expectations Survey as of July 2016), ii) Inflation anticipated to trend down to 1.8% in December and reaching 42% for full year 2016 (Source: Market Expectations Survey). iii) The Average Badlar interest rate expected to reach 23.5% in December 2016 (Company Estimates).

RELEVANT EVENTS

1)             Grupo Supervielle Paid Off Corporate Notes at Maturity

•                  Class XVIII

On July 25, 2016, at maturity, Grupo Supervielle paid-off the AR$23 million outstanding balance on its  Corporate Note Class XVIII.

•                  Class XXI

On September 9, 2016, at maturity, Grupo Supervielle paid-off the AR$100 million outstanding balance on its Corporate Note Class XXI.

2)             Banco Supervielle’s U$S 800 million Global Medium Term Notes Program

On September 22, 2016 at the Banco Supervielle Shareholder’s meeting, shareholders approved a Global Program to issue Corporate Notes up to U$S 800 million or equivalent (the “Global Program”), and delegated the power to the Board of Directors to determine the terms and conditions and the opportunity to issue the series under this Program, as well as the use of proceeds of each series. The Global Program still requires approval from the Argentine National Securities Commission.

3)             Amendment to the Agreement of Financial Agent with the Province of San Luis:

As previously disclosed, the Province of San Luis requested that certain terms and conditions relating to the services that Banco Supervielle provides to the Province under the financial agency agreement signed in 1996 be modified. In September 2016, Banco Supervielle finalized the negotiations with the Province and signed an amendment to the agreement confirming its commitment to the development of the Province of San Luis. The agreement was decreed valid and enforceable on October 10, 2016 by Resolution Nr. 6105/16.

Pursuant to the amendment, Banco Supervielle committed to: i) install seven new customer service points and twelve new ATMs in different locations to be determined by the Province, ii) support the development of SMEs by granting credit lines with preferred rates and terms, iii) offer loans for the deleveraging of public employees, and iv) execute corporate social responsibility programs in the framework of the development policies of the Province. The amendment also included the relinquishment by Banco Supervielle of its right to receive an “agency” fee from the Province of San Luis for any services rendered as financial agent of the Province commencing July 1, 2016. As a result, Financial Agent fees charged to the Province of San Luis declined to AR$4.1 million in 3Q16 from AR$25.1 million in 2Q16. The parties will jointly assess satisfaction of the targets contemplated in the amendment every six months.

SUBSEQUENT EVENTS

Salary Increase Agreed Under the Collective Bargaining Agreement

On October 31, 2016, a 19% salary increase was agreed to under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (the merchants labor union) which regulates labor contracts of the Consumer Finance Segment and the microfinance subsidiary. This increase became effective in October 2016 but will be paid in two installments, one of 12% in October 2016 and 9% in January 2017.

Banco Supervielle Appoints Chief Technology Officer and Head of Retail Banking

On September 15, 2016 Grupo Supervielle appointed Marcelo Vivanco as Chief Technology Officer effective immediately. Prior to his appointment, Mr Vivanco served as Chief Technology Officer of LoJack Argentina. Previously, he held several senior positions at Banco Comafi, Banco Río de la Plata and Banco Galicia. He holds degrees in Information Technology and psychology. He holds a Master’s degree in Business Administration from Universidad del Salvador.

On November 1, 2016 Banco Supervielle appointed Beatriz de la Torre as Head of Retail Banking effective immediately. Ms Beatriz has over 30 years of industry experience. Prior to her appointment, she served as Senior Advisor for Banco de la Nación Argentina. Previously, she was Head of Retail Banking at Itaú Argentina from 2009 to 2015. She was also Retail Banking Manager at Standard Bank Argentina, formerly Bank Boston, from 2005 to 2009 and held several Retail Banking and Technology Managerial positions at Bank Boston and Deutsche Bank.

CREDIT RATINGS

Grupo Supervielle’ss and Banco Supervielle’s Credit Ratings remained unchanged in the quarter and are as follows:

Grupo Supervielle Credit Rating

Fix Scr (Argentine affiliate of Fitch Group) maintains a local long term national scale rating for Grupo Supervielle as AA-, with a stable outlook.

Banco Supervielle Credit Rating

Fix Scr (Argentine affiliate of Fitch Group) maintains a local long term national scale rating for Banco Supervielle as AA, with a stable outlook.

Banco Supervielle Credit Rating

Since April 2016, Moody’s Investors Service maintains Banco Supervielle’s Global Foreign Currency Debt rating as B2 following the upgrades in the government bond rating of Argentina to B3 and the foreign currency bond ceiling to B2. Banco Supervielle’s Global Foreign Currency Subordinated Debt Rating: is Caa1

REGULATORY CHANGES

On September 7, 2016 the Senate approved an initiative to reduce the existing caps on credit and debit merchant discount rates (“MDR”).   For credit cards, the proposed initiative includes a reduction in the cap to 1.5% from the current 3.0%, and the elimination of the current 1.5% discount rate for debit card transactions. This initiative still requires approval from the Chamber of Deputies.

On October 21, 2016 the Central Bank through its communication “A” 6084 established the new quota for the Mandatory Credit Line mainly for SMEs for the first half of 2017. Under the new regulation effective January 1, 2017, banks are required to lend 18% of their local currency private non-bank deposits to SMEs (reflecting an increase from 15.5% in 2H16). The minimum term of these loans has been reduced to 12 months from 24 months previously. The required quota can be met with other type of loans including among other, mortgages to individuals. Additionally beginning November 1, 2016, the Central Bank lowered the maximum rates for these loans from 22% to 17%. Following the new regulation the Company will have to increase its exposure to these loans in 2017.

DEFINITION OF RATIOS

Net Interest Margin: Net interest income divided by average interest-earning assets.

Net Financial Margin: Gross financial margin divided by average interest-earning assets.

Net Fee Income Ratio: Net services fee income + Income from insurance activities divided by the sum of gross financial margin and net services fee income.

Net Fee Income as a % of Administrative Expenses: Administrative expenses divided by the sum of gross financial margin, services fee income and expenses and income from insurance activities.

ROAE: Net income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.

ROAA: Net income divided by average assets, calculated on a daily basis and measured in local currency.

Efficiency ratio: Administrative expenses divided by the sum of gross financial margin, services fee income and expenses and income from insurance activities.

Loans to total deposits: Loans include loans, receivables from financial leases and other receivables from financial transactions covered by the Central Bank’s debtor classification regulations.

Regulatory Capital/ Risk Weighted Assets:  Regulatory capital divided by risk weighted assets. This ratio applies only to the Bank and CCF on a consolidated basis.

Loans to Deposits: Loans and Leasing before allowances divided by total deposits

Cost of risk: Annualized loan loss provisions divided by average loans, calculated on a daily basis.

About Grupo Supervielle S.A.  (NYSE: SUPV; BCBA: SUPV)

Grupo Supervielle S.A. (“Supervielle”) is a universal financial services group located in Argentina that owns the fifth largest private domestically-owned bank in terms of assets. Headquartered in Buenos Aires, Supervielle offers retail and corporate banking, treasury, consumer finance, insurance, asset management and other products and services nationwide to a broad customer base including: individuals, small and medium-sized enterprises and medium to large-sized companies. With origins dating back to 1887, Supervielle operates through a multi-brand and multi-channel platform with a strategic national footprint. As of September 30, 2016, Supervielle had total assets of AR$44.4 billion under Argentine Banking GAAP, 325 access points and over 2 million customers. Grupo Supervielle had 363,777,615 shares outstanding and a free float of 40.3% as of September 30, 2016.  For information about Grupo Supervielle, visit www.gruposupervielle.com.

Investor Relations Contacts:

Ana Bartesaghi

Treasurer and Investor Relations Officer

5411-4324-8132

Ana.BARTESAGHI@supervielle.com.ar

Gustavo Tewel

Investor Relations analyst

5411-4324-8158

Gustavo.TEWEL@supervielle.com.ar

Nahila Schianmarella

5411-4324-8135

Nahila.SCHIANMARELLA@supervielle.com.ar

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Supervielle and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Grupo Supervielle, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Grupo Supervielle’s filings with the U.S. Securities and Exchange Commission (SEC) and Comision Nacional de Valores (CNV).  Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document.  Grupo Supervielle is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FINANCIAL STATEMENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: November 10, 2016	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer